VF 4/7/05

05041698

MMISSION
9

ANNUAL REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response...... 12.00

SEC FILE NUMBER
8- 31539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/04 (MM/DD/YY) AND ENDING 01/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RANCE KING SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 E BROADWAY
(No. and Street)

LONG BEACH (City) CA (State) 90803-6104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~WILLIAM RANCE KING~~ ~~562.240.1000~~
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BALSER, HOROWITZ, FRANK & WAKELING, An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

1551 North Tustin Avenue, Ste 1000, Santa Ana CA 92705
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/6

OATH OR AFFIRMATION

I, William Rance King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rance King Securities Corporation, as of January 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See attached Certificate

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On March 24, 2005 (Date), before me, Anne S Rubsamen, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public")),
personally appeared William Rance King, Jr (Name(s) of Signer(s)),

- [x] personally known to me
- [ ] proved to me on the basis of satisfactory evidence

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

ANNE S. RUBSAMEN
Commission # 1499509
Notary Public - California
Los Angeles County
My Comm. Expires Jul 27, 2008

Place Notary Seal Above

WITNESS my hand and official seal.

Anne S Rubsamen
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: U.S. SEC Annual Audited Report

Document Date: None Number of Pages: Two (2)

Signer(s) Other Than Named Above: None

Capacity(ies) Claimed by Signer

Signer's Name: ______

- [ ] Individual
- [ ] Corporate Officer — Title(s): ______
- [ ] Partner — [ ] Limited [ ] General
- [ ] Attorney in Fact
- [ ] Trustee
- [ ] Guardian or Conservator
- [ ] Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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RANCE KING SECURITIES CORPORATION

INDEPENDENT AUDITORS' REPORT

January 31, 2005 and 2004

RANCE KING SECURITIES CORPORATION

January 31, 2005 and 2004

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-8
ADDITIONAL INFORMATION	
Statement of Changes in Liabilities Subordinated to Claims of Creditors	9
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Statement Under Rule 17a-5(d)(4) of the Securities and Exchange Commission	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission	12
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
STATEMENT OF INTERNAL ACCOUNTING CONTROLS	14-15

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Rance King Securities Corporation
Long Beach, California

We have audited the accompanying statements of financial condition of Rance King Securities Corporation as of January 31, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rance King Securities Corporation as of January 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial requirements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
An Accountancy Corporation

Santa Ana, California
March 2, 2005

1551 N. Tustin Avenue., Suite 1010, Santa Ana, CA 92705
Telephone (714) 543-1035 • Fax (714) 543-1567

RANCE KING SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION
January 31, 2005 and 2004

ASSETS

	2005	2004
Assets		
Cash in bank	$221,270	$196,050
Income taxes receivable	5,150	-
Long-term investments	33,200	33,200
Property and equipment, net	2,789	4,150
Total assets	$262,409	$233,400

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Liabilities		
Income taxes payable	$ -	$ 19,116
Total liabilities	-	19,116
Stockholder's Equity		
Common stock, no par value, 100 shares authorized, 50 shares issued and outstanding	10,000	10,000
Additional paid in capital	28,911	28,911
Retained earnings	223,498	175,373
Total stockholder's equity	262,409	214,284
Total liabilities and stockholder's equity	$262,409	$233,400

See accompanying notes and independent auditors' report.

RANCE KING SECURITIES CORPORATION

STATEMENTS OF INCOME

For the Years Ended January 31, 2005 and 2004

	2005	2004
Revenue		
Commissions	$3,515,134	$4,460,315
Interest	505	270
Total revenue	3,515,639	4,460,585
Operating Expenses		
Commissions	3,104,264	2,405,338
Broker dealer marketing and referral fees	-	1,657,767
Advertising	5,092	-
Conferences	21,615	80,667
Contributions	16,000	-
Depreciation	1,361	820
Due diligence expenses	3,500	-
Entertainment	2,343	9,622
Licenses, permits, and fees	10,388	9,130
Professional services	18,255	6,884
Office expenses	39,565	8,912
Payroll	170,534	71,521
Rent expense	36,000	36,000
Telephone	1,008	5,690
Travel and workshops	18,685	64,189
Total operating expenses	3,448,610	4,356,540
Income before provision for income taxes	67,029	104,045
Provision for income taxes	18,904	32,072
Net income	$ 48,125	$ 71,973

See accompanying notes and independent auditors' report.

RANCE KING SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended January 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total
Balances, January 31, 2003	$ 10,000	$ 28,911	$103,400	$ 142,311
Net income	-	-	71,973	71,973
Balances, January 31, 2004	10,000	28,911	175,373	214,284
Net income	-	-	48,125	48,125
Balances, January 31, 2005	$ 10,000	$ 28,911	$223,498	$262,409

See accompanying notes and independent auditors' report.

RANCE KING SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended January 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 48,125	$ 71,973
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,361	820
Changes in operating assets and liabilities:		
Income taxes receivable	(5,150)	-
Income taxes payable	(19,116)	15,036
Net cash provided by operating activities	25,220	87,829
Cash flows from investing activities		
Acquisitions of property and equipment	-	(4,970)
Net cash used by investing activities	-	(4,970)
Increase in cash	25,220	82,859
Cash and cash equivalents		
Beginning of year	196,050	113,191
End of year	$ 221,270	$ 196,050

There were no financing activities for the years ended January 31, 2005 and 2004.

Supplemental Disclosures Of Cash Flow Information

	2005	2004
Cash paid for:		
Interest	$ 0	$ 0
Income taxes	$ 43,170	$ 17,036

See accompanying notes and independent auditors' report.

RANCE KING SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
January 31, 2005 and 2004

Note 1 - Summary Of Significant Accounting Policies

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal and only active office in Long Beach, California. Operations are pursuant to the (K)(2)(i) exemptive provision of SEC Rule 15c 3-3 and does not hold customer funds or securities. The business consists of the wholesaling and retailing of direct participation programs.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Cash and cash equivalents

For purposes of the statements of cash flows, all highly liquid debt instruments purchased with a maturity of three months or less are considered to be cash equivalents.

Income Taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Property and equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the accelerated method for both financial reporting and income tax purposes. Expenditures for repairs and maintenance are charged to expense as incurred. The Company has elected to capitalize all property and equipment expenditures greater than $1,000.

Depreciation expense for the years ended January 31, 2005 and 2004 was $1,361 and $820, respectively.

RANCE KING SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
January 31, 2005 and 2004

Note 1 - Summary Of Significant Accounting Policies

Concentrations of credit risk

The Company maintains its cash balances in one financial institution located in Long Beach, California. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation up to $100,000. At January 31, 2005 and 2004 the company's uninsured cash balance totaled $123,720 and $117,696, respectively.

Reclassification of prior year financial statements

Certain accounts and amounts in the 2004 financial statements have been reclassified in order to conform with the 2005 presentation.

Note 2 - Property and Equipment

Property and equipment consists of the following:

	2005	2004
Furniture and fixtures	$ 541	$ 541
Equipment	4,429	4,429
Total property and equipment	4,970	4,970
Less accumulated amortization and depreciation	(2,181)	(820)
Net property and equipment	$ 2,789	$ 4,150

Note 3 - Net Capital

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c 3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and related capital ratio fluctuate on a daily basis; however, as of January 31, 2005 and 2004, the net capital was $221,270 and $176,934, respectively. The net capital ratio was not in excess of its 15 to 1 ratio to aggregate indebtedness at that date.

Note 4 - Related Parties

The Company earned commissions totaling $3,515,134 and $4,460,315 from the sale of limited partnership interests for the years ended January 31, 2005 and 2004, respectively. The General Partner of these limited partnerships is the 100% owner of the Company. For the years ended January 31, 2005 and 2004 expenses of $0 and $1,657,767, respectively, were paid to Rance King Properties, Inc., which is wholly-owned by the sole shareholder of the Company.

RANCE KING SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
January 31, 2005 and 2004

As of the audited periods ending January 31, 2005 and 2004, no subordinated liabilities or agreements exist in the financial statements of Rance King Securities Corporation.

RANCE KING SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
January 31, 2005 and 2004

	2005	2004
Total stockholder's equity	$ 262,409	$ 214,284
Deductions:		
Nonallowable assets:		
Income taxes receivable	5,150	-
Property and equipment, net	2,789	4,150
Long-term investments	33,200	33,200
Net capital	$ 221,270	$ 176,934

Computation of Basic Net Capital Requirement

	2005	2004
Minimum net capital requirement or 6 2/3% of aggregate indebtedness	$ 5,000	$ 5,000
Net capital from above	$ 221,270	$ 176,934
Net capital in excess of minimum	$ 216,270	$ 171,934

Computation of Ratio of Aggregate Indebtedness

	2005	2004
Total aggregate indebtedness	$ 0	$ 19,116
Percentage of aggregate indebtedness to net capital	0%	11%
Percentage of debt to debt-equity total computed in accordance with Rule 15c 3-1 (d)	0%	0%
Excess net capital at 1000%	$ 221,270	$ 175,022

RANCE KING SECURITIES CORPORATION
STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
January 31, 2005 and 2004

The audit disclosed no violation of the net capital requirements, financial and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated January 31, 2005, with the final audit report attached.

RANCE KING SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
January 31, 2005 and 2004

The Company is exempt from the provisions of Rule 15c 3-3 of the Securities Exchange Act under Section (k)(2)(i), since it carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

RANCE KING SECURITIES CORPORATION
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
January 31, 2005 and 2004

Not applicable

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

March 2, 2005

Board of Directors
Rance King Securities Corporation
Long Beach, California

We have audited the financial statements of Rance King Securities Corporation, for the years ended January 31, 2005 and 2004 and have issued our report thereon dated March 2, 2005. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation include the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the reserve required by Rule 15c 3-3(3). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. The purposes of our study and evaluation were to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis for reporting material weaknesses in internal accounting control under Rule 17a-5 and, with respect to Rule 15c 3-3, to provide reasonable assurance of compliance, in all material respects, with the possession and control requirements of that Rule. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of Rance King Securities Corporation is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

1551 N. TUSTIN AVENUE., SUITE 1010, SANTA ANA, CA 92705
TELEPHONE (714) 543-1035 • FAX (714) 543-1567

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended January 31, 2005 and 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed the following condition:

> The size of the business necessarily imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. The specific weaknesses are that the same person is performing the tasks of signing checks and reconciling the bank account. Ideal internal accounting control procedures would be that these tasks be performed by different people. Since this condition is inherent in the size of the Company, no corrective action has been taken or proposed by the Company.

The foregoing conditions as considered in determining the nature, timing, and extent of the audit tests to be applied in our audit of the January 31, 2005 and 2004 financial statements, and this report does not affect our report on those financial statements dated March 2, 2005.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
An Accountancy Corporation

Santa Ana, California
March 2, 2005